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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 16, 2005
(Commission File No. 1-15024)

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Novartis International AG CH-4002 Basel Switzerland
Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

Attached is a statement that Novartis AG is using to respond to inquiries (if any) with regard to the Noven 10-K and disclosure relating to Novartis

        Basel, Switzerland, March 16, 2005

        Novartis is currently reviewing how it accounts for US Pharmaceuticals sales rebate accruals relating to sales to wholesalers for products not yet dispensed to patients. At the same time the Audit and Compliance Committee of Novartis AG has engaged outside counsel and is conducting an ongoing internal investigation of this matter.

        Based on currently available information, we expect that any change in our accounting in this area, will have an immaterial impact on the 2005 Q1 and fully year 2005 Group financial statements.

        The foregoing statement contains certain forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties or other factors that may cause the actual results to be materially different from any future results, performance, or achievements expressed or implied by such statements. Novartis is providing the information in this statement as of this date and does not undertake any obligation to update any forward-looking statements.

About Novartis

        Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group's business achieved sales of USD 28.2 billion and a net income of USD 5.8 billion. The Group invested approximately USD 4.2 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 81,400 people and operate in over 140 countries around the world. Further information is available at www.novartis.com.

# # #

Novartis Global Investor Relations

Karen J. Huebscher, Ph.D. +41 61 324 84 33

International office	North American office
Richard Jarvis +41 61 324 43 53	Ronen Tamir +1 212 830 24 33
Nafida Bendali +41 61 324 35 15	John Menditto +1 212 830 24 44
Silke Zentner +41 61 324 86 12	Sabine Moravi +1 212 830 24 56
Katharina Ambühl (maternity leave until end April 2005)	Jill Pozarek +1 212 830 24 45
e-mail: investor.relations@novartis.com	e-mail: investor.relations@novartis.com
Fax: +41 61 324 84 44	Fax: +1 212 830 24 05
www.novartis.com	www.novartis.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG
Date: March 16, 2005	By:	/s/ DR. URS BÄRLOCHER Name: Dr. Urs Bärlocher Title: Head Legal & General Affairs

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Attached is a statement that Novartis AG is using to respond to inquiries (if any) with regard to the Noven 10-K and disclosure relating to Novartis
SIGNATURES